October 13, 2005

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          THQ Inc.

Form 10-K for the fiscal year ended March 31, 2005

File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our Form 10-K for the fiscal year ended March 31, 2005 (the “10-K”), as contained in your letter dated September 15, 2005.

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Note 2. Summary of Significant Accounting Policies

Cash, Cash Equivalents, Short-Term Investments, and Long-Term Marketable Securities, page 59

Comment:

1.         We note in your disclosure that you reclassified auction rate securities from cash and cash equivalents to short-term investments in fiscal year 2005 and that prior period information related to auction rate securities was also reclassified.  However, it is not clear in your disclosure why this reclassification was made.

Tell us how you considered disclosing the reasons for this reclassification (i.e., to conform to the requirements of paragraph 8 of SFAS 95).

Response:

We recognize after receiving the Staff’s comments that our disclosure describing and quantifying the impact this reclassification of auction rate securities (“ARS”) had on our prior financial statements could have provided more detail and could have been more prominent in our Form 10-K for the fiscal year ended March 31, 2005.  We have reclassified certain auction rate securities from cash equivalents to short-term investments to reflect the converging interpretations of the accounting treatment of these securities by the Securities and Exchange

Commission (“SEC”) and the audit community. In future filings we intend to revise our disclosure describing the reclassification of auction rate securities to include language similar to the following:

We have reclassified certain auction rate securities from cash equivalents to short-term investments to conform to the definition of cash equivalents required by paragraph 8 of SFAS No. 95, Statement of Cash Flows.

Auction rate securities are variable rate bonds tied to short-term interest rates with maturities of the face of the underlying security in excess of 90 days.  Auction rate securities have interest rate resets through a modified Dutch auction at predetermined short-term intervals, typically every 7, 28, or 35 days.  Interest paid during a given period is based upon the interest rate determined during the prior auction.  Although the securities are issued and rated as long-term bonds, they are priced and traded as short-term instruments because of the liquidity provided through the interest rate reset.  We had historically classified these instruments as cash and cash equivalents if the reset period between interest rate resets was 90 days or less, which was based on our ability to liquidate our holdings or roll our investment over to the next reset period.

There was no impact on net income or cash flow from operating activities as a result of the reclassification.  We had $209.4 million of investments in auction rate securities as of March 31, 2005.  As of March 31, 2004, March 31, 2003 and December 31, 2002, before these revisions in classification, $166.0 million, $136.8 million and $66.5 million, respectively, of these current investments were classified as cash and cash equivalents on the consolidated balance sheet.  As a result of this balance sheet reclassification, certain amounts were reclassified in the accompanying consolidated statement of cash flows for the year ended March 31, 2004, Transition 2003 and year ended December 31, 2002 to reflect the gross purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents.  This change in classification does not affect previously reported cash flows from operating or from financing activities in the previously reported consolidated statements of cash flows.  As a result of these revisions in classification, net cash used in investing activities related to these current investments increased $29.2 million and $70.3 million for the year ended March 31, 2004 and Transition 2003, respectively and decreased by $3.8 million for the year ended December 31, 2002.

Comment:

2.         We note that you have classified these auction rate securities as short-term investments on your balance sheets due to the fact that you have the ability to quickly liquidate these securities.  Tell us how you considered paragraph 17 of SFAS 115 and paragraph 4 of Chapter 3A of ARB 43 in your classification of these securities as short-term.  In this regard, although you have the ability to quickly liquidate these securities, tell us whether these securities are reasonably expected to be realized in cash or sold or consumed during the fiscal year ending March 31, 2006.

Response:

Paragraph 4 of Chapter 3A of ARB 43 states:

For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.  Thus the term comprehends in general such resources as (a) cash available for current operations and items which are the equivalent of cash… (f) marketable securities representing the investment of cash available for current operations, including investment in debt and equity securities classified as trading securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities….

Our investments in ARS have always been available to fund current operations and we expect that to continue in the future.  Based on our ability to liquidate our holdings or roll our investments over to the next reset period, we feel our investments in ARS are reasonably expected to be realized in cash or sold or consumed during the fiscal year ending March 31, 2006 and will include such a statement in future filings as necessary.

Comment:

3.         We note your disclosure related to the impact this reclassification had on your cash and cash equivalents at March 31, 2004.  Tell us how you considered describing and quantifying the impact this reclassification had on your cash flows from investing activities for the year ended March 31, 2004 as well as the prior periods presented including the 2003 transition period.

Response:

We recognize after receiving the Staff’s comment that the disclosure describing and quantifying the impact this reclassification had on our cash flow from investing activities could have provided more detail.  See our response to Comment #1 above for how we intend to revise our disclosure describing and quantifying the impact this reclassification had on our cash flow from investing activities.

Comment:

4.         Also, considering the significance of this reclassification, tell us what consideration you have given to the impact of this change on your Item 307 requirements for disclosure controls and procedures and the 308(c) reporting requirements regarding changes in internal control procedures.

Response:

This reclassification was a result of clarification of the definition of cash equivalents by the SEC and the major accounting firms and therefore the reclassification was not a result of deficiencies in our internal procedures related to disclosure controls or internal controls over financial reporting.

Although our previous interpretation of the definition of cash equivalents was different than the views that were expressed in early 2005 by the SEC and the major accounting firms, we believe we had and continue to have an adequate process in place for determining the accounting and disclosure related to our investments in ARS.  Consequently, we determined there were no changes to our internal procedures needed to support this process.  When the issue of reclassification of ARS was raised in early 2005, we reviewed the documentation that was being published by the SEC and the major accounting firms and discussed the impact with both our disclosure committee and our audit committee and we recommended that the reclassification be made to be consistent with the views being expressed by the SEC and the major accounting firms.

Software Development, page 62

Comment:

5.         We note you amortize capitalized software costs at the higher of the contractual rate based on actual net product sales or an effective rate based on total projected revenue.  Tell us how your amortization policy complies with paragraph 8 of SFAS 86.  Also, provide a breakdown of your capitalized software development costs by product at each balance sheet date; tell us the original amount of such costs, the amount amortized to date and provide the estimated remaining amortization period for each.  Provide a similar analysis for the Company’s prepaid licenses.

Response:

Paragraph 8 of SFAS 86 states:

Capitalized software costs shall be amortized on a product-by-product basis.  The annual amortization shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on.  Amortization shall start when the product is available for general release to customers.

Our effective rate for amortizing software development expenses is determined by taking the ratio of capitalized costs to total anticipated future revenue.  This amortization computation results in the same amount of amortization expense as taking “the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product” (See example below – not based on actual numbers of THQ).  We use the ratio of capitalized costs to revenue because it is the same computation used in our contracts with external developers to determine royalties and therefore allows for consistency in our process for amortizing our software development costs. We begin amortization when the product is available for general release to customers.

Example of computation (not based on actual numbers of THQ):

Capitalized Cost	$5,000
Current Revenue	$25,000
Total Anticipated Revenue	$30,000

Amortization using ratio of capitalized cost to total anticipated revenue

Capitalized Cost	$5,000
Divided by Total Anticipated Revenue	$30,000
Amortization Rate	17%

Current Revenue	$25,000
Multiplied by THQ Effective Rate	17%
Current Amortization	$4,167

Amortization using ratio of current revenue to total anticipated revenue

Current Revenue	$25,000
Total Current & Future Anticipated Revenue	$30,000
Ratio	83%
Capitalized Cost	$5,000
Current Amortization	$4,167

We do not evaluate the straight-line method for computing annual amortization because the life of our products is less than one year from the product being available for general release to our customers.

We evaluate the contractual royalty rate because this is the rate at which an independent software developer recoups the milestone payments made before earning additional royalties.  By taking the higher of the contractual rate or the effective rate, we properly match our software development amortization with our revenue.

We note your request asking the Company to provide a breakdown of our capitalized software development costs and prepaid licenses by product at each balance sheet date; asking us for the original amount of such costs, the amount amortized to date and estimated remaining amortization period for each.  We will provide a summary of this confidential information in a separate response no later than November 4, 2005.

Revenue Recognition, page 63

Comment:

6.         We note in your disclosure that for agreements where you provide your customers the right to multiple copies in exchange for guaranteed minimum royalty amounts, revenue related to the guaranteed royalty is recognized at delivery of the product master or the first copy.  Tell us whether any portion of the guaranteed minimum royalty payment is refundable if your customer is not able to license the minimum number of copies.  Please advise.

Response:

There is no portion of the guaranteed minimum royalty payments that is refundable if a customer is unable to license the minimum number of copies.

Comment:

7.         We note that in accordance with your distribution agreements with wireless carriers, the wireless carriers are responsible for billing, collecting and remitting fees to you and that you recognize wireless revenues on a net basis in accordance with EITF 99-19.  Provide the basis for your conclusion to report wireless revenue on a net basis.  In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19.

Response:

In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”, we recognize as revenues the net amount the wireless carrier pays to us upon the sale of our applications, net of any service or other fees earned and deducted by the wireless carrier.

We have evaluated our wireless carrier agreements and determined that we are not the principal when selling our applications through wireless carriers. Key indicators evaluated by us include:

•                  Wireless subscribers directly contract with wireless carriers who have most of the customer service interaction and are viewed as the primary obligor by the wireless subscribers (EITF 99-19, paragraph 7 and 15);

•                  Wireless carriers have significant control over the type of applications and content that is offered to their wireless subscribers. (EITF 99-19, paragraph 10 and 12);

•                  Wireless carriers are directly responsible for billing and collecting fees from wireless subscribers including the resolution of billing disputes (EITF 99-19, paragraph 7) ;

•                  Wireless carriers generally pay us a fixed percentage of revenues collected from wireless subscribers (EITF 99-19, paragraph 16);

•                  Wireless carriers approve the price of the applications in advance of their sale to wireless subscribers and our significant carrier customers have the ability to set the ultimate price charged to the wireless subscribers (EITF 99-19, paragraph 9); and

•                  We have limited risks, including no inventory risk and limited credit risk, because wireless carriers bear the risk of collecting fees from their subscribers (EITF 99-19, paragraph 8, 13, 14 and 17).

Based on the evaluation of these factors and the indicators of gross versus net reporting in EITF 99-19, we believe that recognizing revenues on a net basis is appropriate for the net amount the wireless carrier pays to us upon the sale of our applications, net of any service or other fees earned and deducted by the wireless carrier.

Based upon the responses provided herein, I believe the Company has satisfied the Staff’s request.

Additionally, THQ acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Very truly yours,
/s/ Edward Zinser
Edward K. Zinser

Executive Vice President and Chief Financial Officer